UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
18 October 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited
18October 2010
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 82 888 1242(mobile)
Henrika Basterfield
Investor Relations Officer
+27 11 411 2314 (work)
+27 82 759 1775(mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony closes Merriespruit 1

Johannesburg, 18 October 2010: Harmony Gold Mining Company Limited
(Harmony) announces that, following careful and considerable review, the company will be closingMerriespruit 1 shaft in Virginia at the end of October 2010.

Earlier this year a productivity-linked deal with the trade unions was reached that allowed Merriespruit 1 to continue its operations provided it did not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months and total costs remained under R250 000/kg. Despite the operational team’s best endeavours,Merriespruit 1 has failed to meet these conditions and closure procedures have commenced.

Employee representatives, through their trade unions, have been informed of the closure. Management has embarked on a formal consultation process with employees in terms of the Section 189A of the Labour Relations Act (previously agreed to in respect of the Virginia closures), to consider alternatives to retrenchment. Approximately 1 470 employees are affected by the closure. Of this amount, 1 200 will be transferred tomainly our growth operations and approximately
270 may be retrenched.

“The operational team and unions at Merriespruit 1 used the profitability agreement as an opportunity to extend the mine’s life; they gave it their best to meet the agreed conditions, but the orebody is mined out and with the current cost pressures in South
Africa it is simply no longer viable to continue mining at this operation. Harmony will minimise job losses by transferring the majority of affected employees to mainly our growth projects,” said Harmony CEO Graham Briggs.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 18, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director